Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash and our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to enroll the required number of patients within the timelines required by the FDA for our post-market surveillance study for ProSense in the treatment of low-risk breast cancer in women aged 70 and above;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our ability to comply with Nasdaq’s continued listing requirements, and timing and effect thereof;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to regional security conditions, geopolitical tensions and the potential escalation or renewal of hostilities in Israel and the broader Middle East, such as the multi-front war Israel is facing;

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our Annual Report (as defined below).

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2025 which we filed with the Securities and Exchange Commission, or the SEC, on March 27, 2026, or the Annual Report, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

On June 2, 2026, we announced a 30-for-1 reverse share split of our issued and outstanding ordinary shares, or our Reverse Split. Unless otherwise noted, all historical quantities of our ordinary shares and per share data herein are presented on a post-Reverse Split basis to give effect to our 30-for-1 reverse share split effected at the market open on Nasdaq on June 4, 2026.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “IceCure” refer to IceCure Medical Ltd. and its wholly owned subsidiaries, IceCure Medical Inc., a Delaware corporation, IceCure Medical HK Limited a Hong Kong corporation and IceCure (Shanghai) MedTech Co., Ltd., a subsidiary of IceCure Medical HK Limited.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its disposable associated CryoProbes. The ProSense system has received marketing authorization from the United States Food and Drug Administration for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment.

Components of Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

Our revenues primarily consist of selling or placing our ProSense and IceSense3 systems and selling their components, disposables and related services.

Cost of Revenues

Our cost of revenues consists primarily of salaries and related personnel expenses, materials for production of our products, subcontractors’ expenses and other related production expenses.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, is affected by a variety of factors which influence our revenues and the cost of goods sold. Revenues are affected mostly by the number of products we sell and the varying ratio between selling and placing systems, different selling prices depending on sales channels, territories and the mix of products and currency fluctuation, mainly the U.S. Dollar against the Euro and revenue recognition from granting exclusive distribution rights in Japan. The cost of revenues is affected mostly by the changes in cost of materials and import costs, subcontractors’ costs, cost of personal, and currency fluctuation, mainly the U.S. Dollar against the NIS. Our gross margin is also affected by production volumes and production efficiency.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related benefits, subcontractors’ expenses, materials and other related research and development expenses, clinical studies and regulation expenses.

Our research and development expenses may increase as we continue to develop our new products, pursue new regulatory indications in the US and other territories, collect updated clinical data, and recruit additional research and development and regulation employees.

Sales and Marketing

Our sales and marketing expenses consist primarily of salaries and related benefits, payments to consultants, costs associated with conventions, travel and other marketing and sales expenses.

We expect that our sales and marketing expenses will materially increase as we continue to enhance our market penetration efforts and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, professional services fees for accounting, legal, directors’ fees, facilities, and associate costs, insurance and other general and administrative expenses. Our general and administrative expenses might increase as a result of the expansion of our business.

Financial expense and income

Finance expenses and income consist primarily of interest income from deposits and exchange rate differences on cash and cash equivalents, deposits and other assets and liabilities which are denominated in NIS and EUR.

Comparison of the Six Months Ended June 30, 2026 and 2025

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Revenues	$1,818	$1,250
Cost of revenues	1,270	901
Gross profit	$548	$349
Research and development expenses	4,279	3,375
Sales and marketing expenses	2,518	2,146
General and administrative expenses	2,422	1,870
Operating loss	$8,671	$7,042
Finance expenses (income), net	104	(90)
Net loss and comprehensive loss	$8,775	$6,952
Basic and diluted net loss per share	$3.17	$3.59

Revenues

The following table summarizes our revenues by type for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Disposables	$1,061	$721
Systems	757	529
Total	$1,818	$1,250

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
United States	$608	$371
Poland	229	27
Spain	50	187
Italy	122	175
Israel	4	10
Other	805	480
Total	$1,818	$1,250

Our revenues for the six months ended June 30, 2026 increased by 45% to $1,818 thousand, compared to $1,250 thousand for the six months ended June 30, 2025. The increase in revenues is attributable to an increase in sales of systems and disposable probes.

Our revenues from sales in the United States increased by 64% to $608 thousand for the six months ended June 30, 2026, compared to $371 thousand for the six months ended June 30, 2025. Our revenues in Poland, Italy and Spain increased by 3% to $401 thousand for the six months ended June 30, 2026, compared to $389 thousand for the six months ended June 30, 2025. Our revenues from sales in other territories increased by 65% to $809 thousand for the six months ended June 30, 2026, compared to $490 thousand for the six months ended June 30, 2025.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	$576	$307
Payroll and related benefits (including share-based compensation)	404	373
Depreciation	86	89
Shipping	64	38
Royalties to the Israeli Innovation Authority	55	38
Others	85	56
Total	$1,270	$901
Gross profit	$548	$349
Gross margin	30%	28%

Our cost of revenues for the six months ended June 30, 2026 increased by 41% to $1,270 thousand, compared to $901 thousand for the six months ended June 30, 2025. Our gross profit for the six months ended June 30, 2026 increased by 57% to $548 thousand, which is 30% of our revenues for the six months ended June 30, 2026. Our gross profit for the six months ended June 30, 2025 was $349 thousand, which is 28% of our revenues for the same period. The increase in gross profit is primarily attributable to the increase in sales of products.

Research and development expenses

The following table summarizes our research and development expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Payroll and related benefits (including share-based compensation)	$3,144	$2,677
Clinical trials	394	29
Raw materials, subcontractors and consulting	328	333
Others	413	336
Total	$4,279	$3,375

Research and development expenses increased by 27% to $4,279 thousand during the six months ended June 30, 2026, compared to $3,375 thousand for the six months ended June 30, 2025. The increase is primarily due to the increase in payroll and related benefits, costs associated with clinical trials and the effect of devaluation of the USD compared to the expenses denominated in NIS.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Payroll and related benefits (including share-based compensation)	$1,599	$1,212
Consultants and professional services	240	514
Conferences	223	109
Travel	163	146
Advertising and promotion	92	7
Sales Commissions	18	15
Others	183	143
Total	$2,518	$2,146

Selling and marketing expenses for the six months ended June 30, 2026 increased by 17% to $2,518 thousand, compared to $2,146 thousand for the six months ended June 30, 2025. The increase in selling and marketing expenses is due to an increase in the number of employees, advertising and conferences costs, which was partially offset by a decrease in consultancy expenses.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Payroll and related benefits (including share-based compensation)	$1,397	$836
Professional services	911	$906
Others	114	128
Total	$2,422	$1,870

General and administrative expenses increased by 30% to $2,422 thousand for the six months ended June 30, 2026, compared to $1,870 thousand for the six months ended June 30, 2025. The increase is mainly due to an increase in payroll and related benefits and the effect of devaluation of the USD compared to the NIS on expenses denominated in NIS.

Operating loss

Based on the foregoing, our operating loss increased to $8,671 thousand for the six months ended June 30, 2026, from $7,042 thousand for the six months ended June 30, 2025.

Finance expenses (income), net

Finance expenses, net, for the six months ended June 30, 2026 was $104 thousand, compared to finance income of $90 thousand for the six months ended June 30, 2025. The increase in our net finance expenses is primarily due to an increase in exchange rate differences and a decrease in interest on deposits.

Net loss

Net loss for the six months ended June 30, 2026 increased to $8,775 thousand by 26%, compared to a net loss of $6,952 thousand for the six months ended June 30, 2025. The increase is attributable to the increase in operating expenses and finance expenses, which were partially offset by an increase in gross profit.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2026, we have funded our operations principally from the issuance of securities, loans, revenues from sale of products and grants received from the Israeli Innovation Authority, or IIA. As of June 30, 2026, we had $12,034 thousand in cash and cash equivalents including short-term bank deposits, compared to $8.9 million as of December 31, 2025 and $5,383 thousand as of June 30, 2025.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Net cash used in operating activities	(8,148)	(6,850)
Net cash used in investing activities	(61)	(28)
Net cash provided by financing activities	11,319	4,647
Effect of foreign currency exchange rates on cash and cash equivalents:	27	50
Net increase (decrease) in cash and cash equivalents	3,110	(2,231)

Operating Activities

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization and share-based compensation expenses. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, other assets, accounts payable and other current liabilities.

Net cash used in operating activities for the six months ended June 30, 2026 was $8,148 thousand. This net cash used in operating activities primarily reflects a net loss of $8,775 thousand, which was offset by non-cash expenses of $411 thousand and by a net change in operating assets and liabilities of $216 thousand.

The net increase in changes in operating assets and liabilities for the six months ended June 30, 2026, is attributable mainly to an increase in trade receivables, prepaid expenses and other receivables and a decrease in other current liabilities. This net increase was partially offset by a decrease in inventory, and an increase in trade payables and employees related benefits.

Net cash used in operating activities for the six months ended June 30, 2025 was $6,850 thousand. This net cash used in operating activities primarily reflects a net loss of $6,952 thousand, which was offset by non-cash expenses of $404 thousand and by a net change in operating assets and liabilities of $302 thousand.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2025, is attributable mainly to a decrease in trade receivables and trade payables. This net decrease was partially offset by an increase in inventory, prepaid expenses and other receivables, as well as in employee-related and other current liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was $61 thousand. This net cash used in investing activities is attributable to the purchase of property and equipment.

Net cash used in investing activities for the six months ended June 30, 2025, was $28 thousand. This net cash used in investing activities is primarily attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, was $11,319 thousand, which was primarily attributable to the issuance and sale of ordinary shares, pre-funded warrants and warrants in the March 2026 Offering and the June 2026 Private Placement (as described below), net of issuance costs and exercise of pre-funded warrants.

Net cash provided by financing activities for the six months ended June 30, 2025, was $4,647 thousand, which was attributable to the issuance of ordinary shares, net of issuance costs, primarily through the use of our 2025 ATM Facility (as defined below) and a bridge loan from our largest shareholder, Epoch Partner Investments Limited, or Epoch.

Financial Arrangements

As of June 30, 2026, our credit arrangements include grants from the IIA.

On January 13, 2025, we entered into a second equity distribution agreement with Maxim as sales agent, pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $13,960,500 from time to time through Maxim, or the 2025 ATM facility The ordinary shares were offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 13, 2024. We paid Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and provided Maxim with customary indemnification and contribution rights. We also agreed to reimburse Maxim for certain specified expenses. On January 8, 2026, we amended the second equity distribution agreement with Maxim to extend its termination date from January 13, 2026 to March 13, 2026. We had sold a total of 199,697 ordinary shares pursuant to the ATM facility, having aggregate gross proceeds of $6.6 million and aggregate net proceeds of $6.3 million.

On May 17, 2025, we entered, as borrower, into a certain unsecured loan agreement, or the Loan Agreement, with Epoch, as lender, pursuant to which we received a bridge loan in the amount of $2,000,000, or the Principal Amount. Pursuant to the Loan Agreement, the Principal Amount is repayable within one calendar year from May 17, 2025, and bears interest at a rate equal to the yield in a 12-month U.S. Treasury bond. Upon completion of the Rights Offering (as defined below), we repaid the Bridge Loan in full.

On August 1, 2025, we closed a rights offering, or the Rights Offering, pursuant to which we distributed, at no charge, to all holders of record of our ordinary shares as of July 9, 2025 non-transferable subscription rights to purchase up to an aggregate of 333,333 units at a subscription price of $30.00 per whole unit. We engaged Maxim Group LLC, or Maxim, to act as the dealer-manager for the Rights Offering, for which it received a cash fee of 7.0% of the gross proceeds received by us directly from exercises of the subscription rights, in addition to any reimbursement, up to $75,000, of expenses. We received $9,999,989 in gross proceeds from the Rights Offering.

On March 26, 2026, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering, or the March 2026 Offering, approximately 266,667 ordinary shares at an offering price of $15.00 per share. In a concurrent private placement, we agreed to issue and sell to the institutional investors Series B warrants to purchase up to approximately 266,667 ordinary shares, or the Series B Warrants, and Series C warrants to purchase up to approximately 266,667 ordinary shares, or the Series C Warrants, in each case at an exercise price of $16.50 per share. The ordinary shares were offered and sold pursuant to our then-effective registration statement on Form F-3 (File No. 333-290046), the prospectus contained therein and the prospectus supplement filed with the SEC on March 26, 2026. The warrants and the ordinary shares issuable upon exercise of the warrants were not registered under the Securities Act of 1933, as amended, and were offered pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. We sold approximately 266,667 ordinary shares, resulting in aggregate gross proceeds of approximately $4.0 million and aggregate net proceeds of approximately $3.5 million.

On May 12, 2026, we entered into a sales agreement with A.G.P./Alliance Global Partners, or A.G.P., as sales agent, pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $4,339,697 from time to time through A.G.P., or the 2026 ATM Facility. The ordinary shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-290046), the prospectus contained therein and the prospectus supplement filed with the SEC dated May 12, 2026. We will pay A.G.P. a commission equal to 3.0% of the aggregate gross proceeds from each share sold pursuant to the terms of the agreement and will provide A.G.P. with customary indemnification and contribution rights. We also agreed to reimburse A.G.P. for certain specified expenses. As of June 30, 2026 we have sold 716,537 ordinary shares under the 2026 ATM facility, having aggregate gross proceeds of $3.1 million and aggregate net proceeds of $2.8 million.

On June 17, 2026, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, for a private placement financing, or the June 2026 Private Placement. Pursuant to the securities purchase agreement, we agreed to issue and sell to a single institutional investor, (i) pre-funded warrants to purchase 1,833,334 ordinary shares at an offering price of $0.0001 per share, (ii) Series D warrants to purchase up to 1,833,334 ordinary shares and (iii) Series E warrants to purchase up to 1,833,334 ordinary shares at a combined purchase price of $2.9999 per pre-funded warrant and accompanying warrants. The pre-funded warrants were exercisable immediately at an exercise price of $0.0001 per share and may be exercised at any time until the pre-funded warrants are exercised in full (subject to the beneficial ownership limitation contained therein). Both the Series D warrants and Series E warrants were exercisable immediately upon issuance and each of the Warrants has an exercise price of $3.00 per share. The Series D Warrants will expire five years following the date of issuance and the Series E Warrants will expire one year following the date of issuance. The June 2026 Private Placement generated aggregate gross proceeds of $5.5 million and aggregate net proceeds of $5.0 million.

In connection with the June 2026 Private Placement, we entered into an agreement to amend certain outstanding warrants issued to the same institutional investor on March 27, 2026, or the Warrant Amendment Agreement. The warrants subject to the Warrant Amendment Agreement consist of the Series B Warrants to purchase up to 266,666 ordinary shares at an exercise price of $16.50 per share and the Series C Warrants to purchase up to 266,666 ordinary shares at an exercise price of $16.50 per share, collectively, the Existing Warrants. Pursuant to the Warrant Amendment Agreement, we agreed to reduce the exercise price of the Existing Warrants to $3.00 per share and amend their respective termination dates such that the Series B Warrants will expire on June 18, 2031, and the Series C Warrants will expire on June 18, 2027. The effectiveness of the amendments were subject to the approval of our shareholders, which was subsequently obtained on August 6, 2026.

In addition, since our inception, we received an aggregate of $2.7 million (including accumulated interest) from the IIA.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares and convertible securities, sales of our products and grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2006.

We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional raises of capital. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholder and potential investors. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operation in the near future. We expect our expenses to increase in the future in connection with our ongoing activities, particularly as we continue the development of our MSense system and continue our commercialization efforts. Furthermore, we expect to incur additional costs associated with operating as a public company listed on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

During the six months ended June 30, 2026, our cash and cash equivalents were $12,034 thousand, and we had a working capital of $10,856 thousand and an accumulated deficit of $129,211 thousand. The Company’s current cash and cash equivalents position is not sufficient to fund its planned operations for at least the next 12 months beyond the filing date of this Report of Foreign Private Issuer on Form 6-K. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of our clinical trials and obtaining regulatory approvals;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans, and/or commercialization efforts and/or regulatory efforts with respect to our products in different territories.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Policies and Estimates” under “Operating and Financial Review and Prospects” section in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Share-based compensation

We measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include options, performance-based awards, share appreciation rights, and employee share purchase plans. We amortize such compensation amounts, if any, over the respective service periods of the award. We use the Black-Scholes-Merton option pricing model, or the Black-Scholes Model, an acceptable model in accordance with ASC 718, Compensation-Stock Compensation, to value options. Option valuation models require the input of assumptions, including the expected life of the stock-based awards, the estimated stock price volatility, the risk-free interest rate, and the expected dividend yield. The risk-free interest rate assumption is based upon the yield from Israel Treasury zero-coupon bonds with an equivalent term. Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the term of the award. Our calculation of estimated volatility is based on historical stock prices over a period equal to the expected term of the awards. The average expected life of options was based on the contractual terms of the stock option using the simplified method. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. We recognize the compensation expense for share-based compensation granted based on the grant date fair value estimated in accordance with ASC 718. We generally recognize the compensation expense over the employee’s requisite service period. We account for forfeitures when they occur.